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                   American Wagering Announces Court Decision

LAS VEGAS, Feb. 18, 2000 -- American Wagering, Inc. announced today that on February 17, 2000 a jury verdict was rendered in the Nevada Federal District Court, in the matter of Leroy's Horse and Sports Place (Leroy's), a wholly-owned subsidiary of American Wagering, and Michael Racusin d.b.a. M. Racusin and Company (Racusin).

The litigation concerned the terms of a written contract between Leroy's and Racusin.

The jury found that (1) Leroy's breached its contract with Racusin, (2) as a result of that breach, Racusin is entitled to receive stock in Leroy's in an amount equal to 4.5% of $45,000,000 plus $150,000 in cash, and (3) American Wagering is the alter ego of Leroy's.

The Court has 20 days in which to file and enter a judgment on the jury verdict. Any judgment will be reduced by $735,910 previously paid to Racusin under the contract.

American Wagering may appeal the judgment.